Exhibit 99.1

TOWER SEMICONDUCTOR LIMITED
AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2022

TOWER SEMICONDUCTOR LIMITED AND SUBSIDARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2022

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	As of
	June 30,	December 31,
	2022	2021

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$211,177	$210,930
Short-term deposits	468,298	363,648
Marketable securities (*)	176,487	190,068
Trade accounts receivable	170,552	142,228
Inventories	249,038	234,512
Other current assets	43,253	54,817
Total current assets	1,318,805	1,196,203
LONG-TERM INVESTMENTS	26,544	39,597
PROPERTY AND EQUIPMENT, NET	878,991	876,683
GOODWILL AND OTHER INTANGIBLE ASSETS, NET	16,217	18,820
DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	83,866	99,938
TOTAL ASSETS	$2,324,423	$2,231,241
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$79,535	$83,868
Trade accounts payable	127,762	78,712
Deferred revenue and customers' advances	38,632	39,992
Employee related liabilities	61,831	57,747
Other current liabilities	38,415	16,009
Total current liabilities	346,175	276,328
LONG-TERM DEBT	200,726	230,972
LONG-TERM CUSTOMERS' ADVANCES	60,600	69,968
EMPLOYEE RELATED LIABILITIES	13,962	14,622
DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	14,410	23,962
TOTAL LIABILITIES	635,873	615,852
THE COMPANY'S SHAREHOLDERS' EQUITY	1,705,271	1,622,007
Non-controlling interest	(16,721)	(6,618)
TOTAL SHAREHOLDERS' EQUITY	1,688,550	1,615,389

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,324,423	$2,231,241

(*) Marketable securities are available-for-sale securities; the amortized cost of such marketable securities of $184,257 and $189,543 as of June 30, 2022 and December 31, 2021, respectively, is presented net of an immaterial allowance for credit losses.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(dollars and shares in thousands, except per share data)

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021
REVENUES	$847,300	$709,352	$426,168	$362,138
COST OF REVENUES	630,229	565,783	313,728	288,383
GROSS PROFIT	217,071	143,569	112,440	73,755
OPERATING COSTS AND EXPENSES:
Research and development	40,799	41,424	20,481	21,081
Marketing, general and administrative	42,538	35,662	21,285	18,671
	83,337	77,086	41,766	39,752

OPERATING PROFIT	133,734	66,483	70,674	34,003
FINANCING AND OTHER EXPENSE, NET	(10,295)	(8,326)	(8,162)	(484)
PROFIT BEFORE INCOME TAX	123,439	58,157	62,512	33,519
INCOME TAX BENEFIT (EXPENSE), NET	(9,492)	3,674	(4,339)	(2,202)
NET PROFIT	113,947	61,831	58,173	31,317
Net income attributable to non-controlling interest	(1,837)	(2,643)	(96)	(451)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$112,110	$59,188	$58,077	$30,866
BASIC EARNINGS PER SHARE
Earnings per share	$1.03	$0.55	$0.53	$0.29
Weighted average number of shares	109,037	107,992	109,138	108,043
DILUTED EARNINGS PER ORDINARY SHARE:
Earnings per share	$1.01	$0.54	$0.53	$0.28
Net profit used for diluted earnings per share	$112,110	$59,188	$58,077	$30,866
Weighted average number of ordinary shares outstanding used for diluted earnings per share	110,561	109,545	110,561	109,629

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021
Net profit	$113,947	$61,831	$58,173	$31,317
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(25,206)	(9,741)	(16,921)	1,209
Change in employees plan assets and benefit obligations, net of taxes	(20)	(100)	(10)	(50)
Unrealized gain (loss) on derivatives	(14,922)	(523)	(8,151)	1,134
Comprehensive income	73,799	51,467	33,091	33,610
Comprehensive loss (income) attributable to non-controlling interest	(1,837)	2,021	(96)	(552)
Comprehensive income attributable to the Company	$71,962	$53,488	$32,995	$33,058

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
					Accumulated	Foreign
	Ordinary	Ordinary	Additional		other	currency				Non
	shares	shares	paid-in	Unearned	comprehensive	translation	Accumulated	Treasury	Comprehensive	controlling
	issued	amount	capital	compensation	loss	adjustments	deficit	stock	income	interest	Total
BALANCE AS OF JANUARY 1, 2022	108,970	$435,453	$1,389,051	$149,906	$(412)	$(27,471)	$(315,448)	$(9,072)		$(6,618)	$1,615,389
Changes during the period:
Exercise of options and RSUs	402	1,812	(1,768)								44
Employee stock-based compensation				11,258							11,258
Other comprehensive income:
Profit							112,110		$112,110	1,837	113,947
Foreign currency translation adjustments						(25,206)			(25,206)	(11,940)	(37,146)
Change in employees plan assets and benefit obligations					(20)				(20)		(20)
Unrealized loss on derivatives					(14,922)				(14,922)		(14,922)
Comprehensive income									$71,962
BALANCE AS OF JUNE 30, 2022	109,372	$437,265	$1,387,283	$161,164	$(15,354)	$(52,677)	$(203,338)	$(9,072)		$(16,721)	$1,688,550
OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF JUNE 30, 2022	109,285

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollars in thousands)

	Six months ended June 30,
	2022	2021
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$113,947	$61,831
Adjustments to reconcile net profit for the period to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	137,787	127,535
Effect of exchange rate differences	946	(1,994)
Other expense (income), net	1,907	(3,227)
Changes in assets and liabilities:
Trade accounts receivable	(31,603)	12,722
Other current assets	10,519	(8,983)
Inventories	(28,958)	(15,484)
Trade accounts payable	53,010	(14,568)
Deferred revenue and customers' advances	(10,646)	16,207
Employee related liabilities and other current liabilities	26,077	19,696
Long-term employee related liabilities	357	140
Deferred tax, net and other long-term liabilities	1,325	(13,212)
Net cash provided by operating activities	274,668	180,663
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(130,217)	(105,599)
Investments in marketable securities and other assets, net	(94,745)	(18,666)
Net cash used in investing activities	(224,962)	(124,265)
CASH FLOWS - FINANCING ACTIVITIES
Exercise of options, net	44	364
Loans repayment	-	(11,163)
Principal payments on account of capital lease obligation	(17,778)	(17,903)
Debentures repayment	(20,972)	(20,078)
Net cash used in financing activities	(38,706)	(48,780)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(10,753)	(3,546)

INCREASE IN CASH AND CASH EQUIVALENTS	247	4,072
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	210,930	211,683
CASH AND CASH EQUIVALENTS - END OF PERIOD	$211,177	$215,755

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollars in thousands)

	Six months ended June 30,
	2022	2021
NON-CASH ACTIVITIES:
Investments in property and equipment	$82,526	$74,142
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received during the period from interest, net	$1,495	$769
Cash paid during the period for income taxes, net	$8,718	$5,016

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2022

(dollars in thousands, except per share data)

NOTE 1 - GENERAL

Basis for Presentation

The unaudited condensed interim consolidated financial statements of Tower Semiconductor Ltd. (“Tower” or “the Company”) as of June 30, 2022 include the financial statements of Tower and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor NPB Holdings, Inc. and its wholly-owned subsidiary, Tower Semiconductor Newport Beach, Inc. and (2) Tower Semiconductor San Antonio, Inc. (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (“TPSCo”) and (iii) its wholly-owned subsidiary, Tower Semiconductor Italy S.r.l. (“TSIT”). Tower and its subsidiaries are collectively referred to as the “Company”.

The Company’s unaudited condensed interim consolidated financial statements are presented after elimination of inter-company transactions and balances and are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The unaudited condensed interim consolidated financial statements of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2021 and for the year then ended, including the notes thereto.

In the opinion of the Company's management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for a fair presentation of the Company’s financial position as of the dates presented and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2 -   INITIAL ADOPTION OF NEW STANDARDS

During the period there was no initial adoption of new accounting standards.

NOTE 3 -   RECENT DEVELOPMENTS

On February 15, 2022, Intel Corporation (“Intel”) and Tower announced the signing of a definitive agreement under which Intel will acquire all of Tower’s outstanding Ordinary Shares for cash consideration of $53 per share. The transaction was approved by the boards of directors of both Intel and Tower, by Tower’s shareholders and is subject to certain regulatory approvals and customary closing conditions.

As part of the agreement between the Company, Nuvoton Technology Corporation Japan (“NTCJ”) and TPSCo, it has been decided to re-organize and re-structure operations in Japan such that, while operations at the Uozu and Tonami facilities will remain unchanged, the Arai manufacturing factory, which manufactured products solely for NTCJ and was not serving the Company’s customers, ceased operations effective June 30, 2022. The Company evaluated the need for impairment and concluded there was no material impairment to its long-lived assets as of June 30, 2022. All other restructuring related costs will be reported as incurred.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2022

(dollars in thousands, except per share data)

NOTE 4 -   SUBSEQUENT EVENTS

On July 1, 2022, the Company’s affiliates, including TPSCo, have extended their existing capital lease lines with JA Mitsui Leasing, Ltd., described in Note 11D to the Company’s annual financial statements as of December 31, 2021, whereby the ability to utilize such lines was extended by one year to mature in June 2023 with an increased remaining amount available for future utilization, totaling up to approximately JPY 7 billion  (approximately $50,000 as of July 1, 2022), as compared to approximately JPY 3.5 billion prior to such extension (approximately $25,000 as of June 30, 2022). The lease agreements’ terms did not change and contain annual interest rates of approximately 2%.

On July 14, 2022, TSNB entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), under which it extended its secured asset-based revolving credit line in the total amount of up to $70,000, to mature in September 2023, under substantially similar terms as the terms and conditions of the line described in Note 11F to the Company’s annual financial statements as of December 31, 2021. As of June 30, 2022, no loan amounts were outstanding under the TSNB Credit Line Agreement and the borrowing availability under the TSNB Credit Line Agreement was approximately $54,000, of which approximately $1,000 was utilized through letters of credit.